EXHIBIT 20

                     [GIDDINGS & LEWIS, INC. LETTERHEAD]


          June 10, 1997

          VIA FACSIMILE AND U.S.MAIL

          K. Thor Lundgren, Esq.
          Secretary and General Counsel
          Harnischfeger Industries, Inc.
          P.O. Box 554
          Milwaukee, Wisconsin  53201-0554

          Dear Mr. Lundgren:

          In response to your letter of June 10, 1997, this is to inform you that the Board of Directors of Giddings & Lewis, Inc. (the "Company") has fixed September 11, 1997 at 11:00 a.m. (CDT) for a special meeting of Giddings & Lewis shareholders. The record date for determining shareholders entitled to vote at such meeting is July 3, 1997. The calling of the special meeting is, of course, subject to your undertaking to reimburse the costs associated therewith.

          As you are aware, purported demands of holders of the Company's common stock were received by the Company on May 22, 23, 27 and 29, 1997, including an omnibus consent of Cede & Co. as record holder of nearly all of the shares demanding a special meeting. These purported demands were provided to Firstar Trust Company (the "Inspector") to inspect pursuant to Section 2.03(f) of the Company's bylaws and on June 3, 1997 (within five business days after receipt of Cede & Co.'s omnibus consent that was delivered to the Company on May 29,
          1997) the Inspector certified to the Company that holders of more than 10% of the Company's outstanding common stock had demanded a special meeting. Based on the review and report of the Inspector and in accordance with
          Section 2.03 of the Company's bylaws, the Board of Directors of the Company fixed the above dates as the record date and meeting date for the special meeting of shareholders.

          Sincerely,


          Todd A. Dillmann
          Secretary and Corporate
            Counsel